UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06021154

January 9, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/9/2006

Re: General Electric Company
Incoming letter dated December 8, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2005 concerning the shareholder proposal submitted to GE by Anthony J. Parchinski. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Anthony J. Parchinski
491 Crosswind Drive
Fernandina Beach, FL 32034

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Mr. Anthony Parchinski*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from Mr. Anthony Parchinski (the "Proponent"). The Company received the Proposal on September 2, 2005.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that:

I. The Proposal is excludable under Rule 14a-8(b) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to GE's request for that information; and

II. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to GE's ordinary business operations.

THE PROPOSAL

The Proposal states: "I propose that the General Electric Company cease funding/supporting the International Olympic Committee (IOC). The IOC administers drug tests which lack proof of validation and have no false positive criteria."

BACKGROUND

On September 2, 2005, GE received the Proponent's shareowner proposal with an attached letter to the Proponent from TD Waterhouse dated August 22, 2005. *See* Exhibit A. TD Waterhouse's letter states that "[o]n May 18, 2001, 6,282 shares for General Electric were transferred into" the Proponent's account and that the Proponent currently holds 1,142 shares of the Company's common stock. The TD Waterhouse letter did not state whether the Proponent has continuously held the requisite ownership of GE common stock for one year as of the date of the Proposal.

On September 12, 2005, the Company sent a letter to the Proponent by overnight express informing him that under Rule 14a-8(b), a shareowner must submit sufficient proof of continuous stock ownership of at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date the shareowner submits a proposal. The Proponent was informed that TD Waterhouse's letter did not specify whether he continuously held $2,000 in market value of GE common stock for at least one year as of the date he submitted his proposal. Finally, the Company's letter informed the Proponent that Rule 14a-8 required him to provide such information within 14 days of receiving GE's letter, and included a copy of Rule 14a-8 for the Proponent's reference. A copy of this letter and proof of delivery on September 13, 2005 is attached hereto as Exhibit B.

On October 5, 2005 (22 days after the Proponent received the Company's September 12, 2005 letter on September 13, 2005), the Proponent sent by facsimile a number of documents to the Company. The first document, a letter from the Proponent dated October 5, 2005, stated that TD Waterhouse informed the Proponent "that [TD Waterhouse] feel their letter answers [the] request" and that "it is typical of what they provide to meet requests of this nature." The Proponent also faxed his year-end summary statements from TD Waterhouse for calendar years 2003 and 2004, which the Proponent stated was suggested by TD Waterhouse. The Proponent also faxed a copy of an account statement, downloaded off the Internet, setting forth a two-line summary of his accounts held at TD Waterhouse as of October 5, 2005. The Proponent's October 5, 2005 correspondence is attached hereto as Exhibit C.

ANALYSIS

I. GE May Exclude the Proposal under Rule 14a-8(f)(1) Because the Proponent Did Not Satisfactorily Substantiate His Eligibility to Submit the Proposal Pursuant to Rule 14a-8(b).

We believe that GE may exclude the Proposal under Rule 14a-8(f)(1) because (A) the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to GE's request for that information, and (B) the information provided by the Proponent does not demonstrate continuous ownership. Rule 14a-8(b)(1) provides, in part, that "[in] order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." GE has confirmed to us that the Proponent does not appear in records of GE's stock transfer agent as a shareowner of record.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails within 14 days of receiving a proper notice of deficiency to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b). The October 5, 2005 facsimile that the Proponent sent failed to satisfy Rule 14a-8(b) in two respects. First, it was not received by GE within 14 days of the Proponent's receipt of GE's notice of deficiency. Second, it does not demonstrate continuous ownership of the requisite amount of GE common stock.

GE strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. The Proponent submitted the Proposal to GE by a letter dated August 29, 2005 that was received by GE on September 2, 2005. Within 14 days of GE's receipt of the Proposal, GE satisfied its obligations under Rule 14a-8 in its September 12 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- that further documentation from the Proponent's broker would be necessary to clarify that the Proponent continuously held $2,000 in market value of GE common stock for at least one year as of the date the Proponent submitted his proposal; and
- that the Proponent's response had to be postmarked within 14 days after his receipt of GE's letter.

As stated above, GE also provided the Proponent with a copy of Rule 14a-8. Notwithstanding the foregoing, the Proponent did not respond within 14 days after receiving GE's letter.

GE's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that the

Proponent was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. Under SLB 14B, a proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareowner proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Notwithstanding the foregoing, the Proponent did not provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b) within 14 days of his September 13, 2005 receipt of GE's notice of deficiency. Accordingly, we believe that GE may exclude the Proposal under Rule 14a-8(f)(1).

Separately and in addition, the Proponent's submissions to GE are insufficient to substantiate eligibility to submit a proposal. As discussed above, each of the documents provided by the Proponent addresses ownership only at a particular point in time, but none documents that the Proponent continuously owned for at least one year the requisite amount of GE common stock as of the date he submitted his Proposal. In Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, the Staff made clear that monthly, quarterly, or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to prove eligibility. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." *Id.*

Ownership requirements of Rule 14a-8(b) are strictly applied. On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to timely provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). In *General Motors Corp.* (avail. Mar. 6, 2005), the Staff concurred with the company's exclusion of a proposal because the proponent's account statement was not sufficient proof that he owned the requisite number of shares for at least one year as of the date he submitted his proposal. In *Intel Corporation* (avail. Jan. 29, 2004), the Staff concurred with the exclusion of the proponent's proposal noting that "the proponent appears to have failed to supply, within 14 days of receipt of the Intel request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)." The proponent did not respond within 14 days to Intel's deficiency letter, and the broker's letter supplied by the proponent to substantiate ownership provided evidence that the proponent owned the requisite number of shares as of September 19, 2003, not as of August 27, 2003, the date on which the proponent submitted his proposal. In *Moody's Corp.* (avail. Mar. 7, 2002), the Staff concurred with the exclusion of a proposal because the proponent's response to the company's deficiency letters failed to substantiate that he satisfied the continuous ownership requirement for at least one year as of the date he submitted his proposal.

Based on the foregoing, we request that the Staff concur with our view that GE may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not timely or satisfactorily substantiate his eligibility to submit the Proposal under Rule 14a-8(b).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals With Matters Related to GE's Ordinary Business Operations.

Although we believe that the Proposal is excludable under Rules 14a-8(b) and (f)(1) as discussed above, should the Staff not concur with exclusion on that basis, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to GE's ordinary business operations. Rule 14a-8(i)(7) provides that a company may omit a shareowner proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Securities and Exchange Commission (the "Commission") explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Proposal requests that GE cease "funding/supporting" the IOC. GE has a number of relationships with the IOC that qualify as "funding" or "supporting" the IOC, each of which arises in the ordinary course of business. As discussed further below, a subsidiary of GE pays the IOC for permission to broadcast the Olympic Games, which are organized and operated by the IOC, and GE has elected to contribute to the IOC, a not-for-profit organization, at a level that is sufficient for GE to be a top sponsor of the Olympic Games.[1] Significantly, GE's dealings

---

[1] As stated on the IOC's website, "The IOC is an international non-governmental non-profit organisation and the creator of the Olympic Movement. The IOC exists to serve as an

[Footnote continued on next page]

with the IOC do not provide GE with any control or authority over the IOC, and GE has no involvement in the IOC's policy on or conduct of athlete drug testing.

NBC Universal Inc. ("NBC"), a majority-owned subsidiary of GE, provides network television programming. It is GE's longstanding policy to maintain NBC as an independent and autonomous operation, insulated from editorial, journalistic or advertising control or influence from GE's non-broadcast interests. Decisions involving what programs to air are routine matters in the ordinary course of NBC's business and are a part of the day-to-day operations of NBC. NBC has purchased from the IOC the right to broadcast the Olympic Games through 2012.

Separate from the broadcasting rights acquired by NBC, GE has determined to contribute an amount to the IOC sufficient to qualify as one of eleven TOP sponsors of the IOC.[2] As stated above, the IOC is a not-for-profit organization. As a TOP sponsor, GE has marketing rights with respect to use of such items as the Olympic rings and also has an exclusive right to supply certain of its products to the Olympic Games. Significantly, the IOC states on its website that TOP sponsors provide "crucial support" to the IOC and the Olympic Games.[3]

The Proposal may be properly excluded from the Company's 2006 Proxy Materials under Rule 14a-8(i)(7) because the Proposal's effort to prohibit GE from funding or supporting the IOC would affect NBC's broadcast decisions and would affect GE's marketing decision to support

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[Footnote continued from previous page]
umbrella organisation of the Olympic Movement. It owns all rights to the Olympic symbols, flag, motto, anthem and Olympic Games. Its primary responsibility is to supervise the organisation of the summer and winter Olympic Games."
http://www.olympic.org/uk/organisation/ioc/index_uk.asp

2 As stated on the IOC's website, "TOP stands for The Olympic Partner Programme. Created in 1985, the TOP programme, managed by the IOC, is the only sponsorship with the exclusive worldwide marketing rights to both Winter and Summer Games." The website also states, "As an event that commands the focus of the media and the attention of the entire world for two weeks every other year, the Olympic Games are the most effective international corporate marketing platform in the world, reaching billions of people in over 200 countries and territories throughout the world."
http://www.olympic.org/uk/organisation/facts/programme/sponsors_uk.asp

3 "Sponsor support is crucial to the staging of the Games and the operations of every organisation within the Olympic Movement. Partner support is not only relevant during the Games period; they provide vital technical services and product support to the International Olympic Committee (IOC), Organising Committees (OCOGs) and National Olympic Committees (NOCs), benefiting athletes, coaches and spectators." *Id.*

the not-for-profit IOC. Under well-established precedent, each of these types of relationships implicates GE's ordinary business activities.

Because NBC's determination to broadcast the Olympic Games constitutes a form of funding and support of the IOC, implementation of the Proposal would interfere with the Company's ordinary business operations as it pertains to the nature, presentation and content of the Company's television programming. The Staff has consistently issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that the nature, content and presentation of media programming relate to ordinary business matters. In *General Electric Co.* (avail Jan. 6, 2005), the Staff concurred with GE's exclusion of a proposal requiring that the company review NBC's news coverage for the existence of political bias. Because implementation of the proposal would have interfered with NBC's day-to-day decisions regarding broadcast content, the Staff found that there was a basis to exclude the proposal pursuant to Rule 14a-8(i)(7). Other instances in which the Staff concurred with GE's exclusion of proposals that dealt with the nature, presentation and content of television programming include *General Electric Co.* (avail. Feb. 8, 1998), involving a shareowner proposal recommending to the board that "it instruct NBC to review and adapt its policies on informing parents about program content that affects [children's] development" and *General Electric Co.* (avail. Feb. 1, 1999), involving a shareowner proposal that would have required GE to prohibit all non-biblical programming and reprimand an NBC broadcast personality.

The Proposal also may be excluded under Rule 14a-8(i)(7) because it relates to GE's marketing and strategic decision-making. The Staff has generally found that proposals related to product marketing, pricing, and other such strategic decisions are excludable under Rule 14a-8(i)(7) because they relate to ordinary business operations. In *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff concurred with the company's exclusion of a shareowner proposal requesting the board of directors to review marketing and pricing policies. The Staff determined that the proposal related to the company's ordinary business operations, that is, marketing and public relations. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred with the company's exclusion of a proposal relating to marketing payments and incentive programs allegedly made to influence the selection of particular drugs. For the same reason, because the Proponent's Proposal requires that GE cease funding and supporting the IOC, the Proposal would prohibit any marketing and sponsorship arrangement between GE and the IOC, and thereby interfere in GE's ordinary business operations.

Finally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to GE's contributions to a specific not-for-profit organization. The Staff has consistently concurred that shareowner proposals supporting or opposing a company's contributions to a particular charity or organization or types of organizations are excludable under Rule 14a-8(i)(7). In *Intel Corp.*, (reconsideration; avail. Mar. 31, 1999), the Staff concurred that Intel could exclude a proposal requesting that Intel ensure that a national high school science fair, of which Intel was a primary sponsor, amend its animal testing rules. In that letter, the Staff recognized that Intel's support of the science fair was an ordinary business matter relating to corporate support of a specific not-for-profit organization, and therefore that efforts to change that support could be excluded under

Rule 14a-8(i)(7). In *Morgan Stanley* (avail. Dec. 23, 2002), the Staff concurred with a company's exclusion of a proposal prohibiting a company from sponsoring or contributing to not-for-profit organizations that violate their industry's code of ethics, including a prohibition on contributions to National Public Radio. Because the Proposal directs GE to cease its support of the IOC, it constitutes a request that GE discontinue support to a specific not-for-profit organization. As such, the Proposal is an attempt to micromanage GE's ordinary business affairs, and it is properly excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/sb
Enclosures

cc: Thomas J. Kim, General Electric Company
Mr. Anthony Parchinski

70334398_5.DOC

Exhibit A

29 August 2005

RECEIVED

SEP 0 2 2005

Corporate & Securities

Thomas J. Kim
Corporate and Securities Council

Dear Sir;

I propose that the General Electric Company cease funding/supporting the International Olympic Committee (IOC). The IOC administers drug tests which lack proof of validation and have no false positive criteria.

The enclosed letter is proof my ownership of General Electric shares from May, 2001 to date. I have no intention of selling these shares before July.2007.

Respectfully submitted;

Anthony J. Parchinski
491 Crosswind Drive
Fernandina Beach, FL 32034

TD Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

August 22, 2005

Anthony J Parchinski
491 Crosswind Dr
Fernandina,FL 32034

Case # [redacted]

Dear Mr. Parchinski,

I am writing in response to your recent inquiry regarding your account with TD Waterhouse Investor Services, Inc.

On May 18th 2001 6,282 shares for General Electric were transferred into this account. You are currently holding 1,142 shares of General Electric in this account.

If you have any further question, feel free to contact us at 1-800-934-4448.

Sincerely,

Eric Lemm
TD Waterhouse

Anthony Parchinski
491 Crosswind Dr.
Fernandina, FL 32034

PM


Ronald Reagan
37USA

Thomas J. Kim
Corporate and Securities Counsel
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Exhibit B

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

September 12, 2005

By Federal Express
Anthony J. Parchinski
491 Crosswind Dr.
Fernandina Beach, FL 32034

Re: Shareowner Proposal on International Olympic Committee

Dear Mr. Parchinski:

Thank you for your letter dated August 29, 2005, which we received on September 2, 2005.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. The August 22, 2005 letter from your broker, TD Waterhouse Investor Services, Inc., does not specify that you have continuously held at least $2,000 in market value of GE common stock for at least one year as of the date you submitted your proposal. A clarification from your broker that you have continuously held this amount over this period should suffice.

Also, am I correct in inferring that with the submission of your proposal, your wife is withdrawing her proposal, which is very similar to yours? If so, I would appreciate written confirmation of that withdrawal.

You must respond within 14 calendar days of receiving this letter to provide us with the required proof of continuous ownership in accordance with the SEC's rules. You can send me your response to the address or fax number as provided above. For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on September 12, 2005 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure

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Our records indicate that the following shipment has been delivered:

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Sign for by: Signature Release on file
Service type: FedEx Standard Overnight
Packaging type: FedEx Envelope
Number of pieces: 1
Weight: 0.5 LB

Shipper Information	Recipient Information
Betti Teel	Anthony J. Parchinski
General Electric Company	491 Crosswind Drive
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Fairfield	FL
CT	US
US	32034
06828	

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Exhibit C

5 OCTOBER 2005

FAX TO: THOMAS J. KIM
(F) 203 373-3079

(5) PAGES + (1) COVER SHEET.

FROM. AJ PARCHINSKI
(T) 904 277-8524
(F) 904 277-8532

5 October 2005

Mr. Thomas Kim
Corporate and Securities Council
General Electric Company

Re: Shareowner Proposal on International Olympic Committee

Dear Mr. Kim:

Regarding your letter dtd 12 September 2005 on the subject, I contacted TD Waterhouse to have the letter that they submitted on 22 August 2005 updated per your request. They informed me yesterday that they feel their letter answers your request. They stated that it is typical of what they provide to meet requests of this nature. They suggested sending you their Year Ending Summary Statements, as enclosed for CY's 2003 and 2004, which coupled with their 22 August 2005 letter should be the proof you requested. Also included is a copy of my current holdings in TD Waterhouse dtd 5 October 2005.

Thank you for consideration of this response.

Anthony J. Parchinski
(904) 277-8524

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

YEAR END SUMMARY STATEMENT

Page 1

TD Waterhouse

RECIPIENT'S Name, Street Address, City, State, and Zip Code
ANTHONY J PARCHINSKI JR 2000
FAM TRUST UA 8 14 00
ANTHONY J PARCHINSKI TTEES
491 CROSSWIND DR
FERNANDINA FL 32034-2777

PAYER'S FED ID NUMBER	ACCOUNT NUMBER
[redacted]	[redacted]
RECIPIENT'S ID NUMBER	**ACCOUNT EXECUTIVE**
[redacted]	XXX

ORIGINAL 12/31/04 ☐ 2ND B NOTICE

THIS FORM PROVIDES SUPPLEMENTAL DETAILS OF YOUR INCOME, OTHER DISTRIBUTIONS AND INVESTMENT ACTIVITY FOR TAX YEAR 2004.

DATE	DESCRIPTION	DISTRIBUTION	AMOUNT	COM
	DIVIDENDS			
01/26	GENERAL ELECTRIC CO	DIVIDEND	[redacted]	
04/26	GENERAL ELECTRIC CO	DIVIDEND		
07/26	GENERAL ELECTRIC CO	DIVIDEND		
10/25	GENERAL ELECTRIC CO	DIVIDEND		
	TOTAL DIVIDENDS		[redacted]	
	TAXABLE QUALIFIED DIVIDENDS			
	TOTAL TAXABLE DIVIDENDS			
	INTEREST DETAILS	NON-GOVERNMENT INTEREST		
01/30	TD WATERHOUSE CASH	INTEREST	[redacted]	
02/27	TD WATERHOUSE CASH	INTEREST		
03/31	TD WATERHOUSE CASH	INTEREST		
04/30	TD WATERHOUSE CASH	INTEREST		
05/28	TD WATERHOUSE CASH	INTEREST		
06/30	TD WATERHOUSE CASH	INTEREST		
07/30	TD WATERHOUSE CASH	INTEREST		
08/31	TD WATERHOUSE CASH	INTEREST		
09/30	TD WATERHOUSE CASH	INTEREST		
10/29	TD WATERHOUSE CASH	INTEREST		
11/30	TD WATERHOUSE CASH	INTEREST		
12/31	TD WATERHOUSE CASH			
	TOTAL NON GOVERNMENT INTEREST		1.05	
	NON GOVERNMENT INTEREST			

END OF 2004 YEAR END SUMMARY STATEMENT

important legal information

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

YEAR END SUMMARY STATEMENT

Page 1

TD Waterhouse

RECIPIENT'S Name, Street Address, City, State, and Zip Code
ANTHONY J PARCHINSKI JR 2000
FAM TRUST UA 8 14 00
ANTHONY J PARCHINSKI TTEES
2617 TORTSIDE DRIVE
FERNANDINA FL 32034

PAYER'S FED ID NUMBER	ACCOUNT NUMBER
[redacted]	[redacted]
RECIPIENT'S ID NUMBER	**ACCOUNT EXECUTIVE**
[redacted]	XXX

ORIGINAL 12/31/03   ☐ 2ND B NOTICE

PLEASE NOTE THAT THE INFORMATION PROVIDED BELOW WAS OBTAINED DIRECTLY FROM THE REPORTING COMPANIES OR OTHER RELIABLE SOURCES.

DATE	DESCRIPTION	DISTRIBUTION	AMOUNT	COM
	DIVIDENDS			
01/27	GENERAL ELECTRIC CO	DIVIDEND	[redacted]	
04/25	GENERAL ELECTRIC CO	DIVIDEND		
07/25	GENERAL ELECTRIC CO	DIVIDEND		
10/27	GENERAL ELECTRIC CO	DIVIDEND		
	TAXABLE QUALIFIED DIVIDENDS			
	TOTAL TAXABLE DIVIDENDS			
	INTEREST DETAILS	NON-GOVERNMENT INTEREST		
01/31	TD WATERHOUSE CASH	INTEREST	[redacted]	
02/28	TD WATERHOUSE CASH	INTEREST		
03/31	TD WATERHOUSE CASH	INTEREST		
04/30	TD WATERHOUSE CASH	INTEREST		
05/30	TD WATERHOUSE CASH	INTEREST		
06/30	TD WATERHOUSE CASH	INTEREST		
07/31	TD WATERHOUSE CASH	INTEREST		
09/02	TD WATERHOUSE CASH	INTEREST		
11/28	TD WATERHOUSE CASH	INTEREST		
12/31	TD WATERHOUSE CASH	INTEREST		
	TOTAL NON GOVERNMENT INTEREST			
	NON GOVERNMENT INTEREST		[redacted]	

DATE	DESCRIPTION	TRANSACTION	PRICE	QUANTITY	AMOUNT
	INVESTMENT ACTIVITY DETAILS				

Waterhouse

Account: [redacted]

Holdings

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Current Holdings: as of 10/05/2005 4:44pm ET

Account	Symbol	Description	Current Qty	Previous Day's Qty	Previous Day's Close	Previous Day's MV
Cash	A000455	TD WATERHOUSE CASH	[redacted]	[redacted]	[redacted]	[redacted]
Cash	GE	GENERAL ELECTRIC CO	1,142.0000	1,142.0000	32.850	37,514.000

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2005

The proposal relates to supporting an organization.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of GE's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Mark F. Vilardo
Special Counsel